Niveau Brands Inc. is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10k - $100k goal

Niveau Brands Inc.

Alternative energy beverage promoting a healthy and active lifestyle

Small OPO · Berkeley, CA · Food & Beverage
Accepting International Investment



Focus. Energy. Health. Memory.

Invest in Niveau Smart Energy

We're disrupting the beverage industry by putting a new twist on a lucrative category. The market for alternatives to soft drinks is projected to grow due to increasingly health conscious consumers. More than ever, adults in the United States are attracted to products that are compatible with an active lifestyle and promote health and wellness. The team at Niveau Brands will work to improve market penetration of our flagship product and develop additional product lines and flavors to capitali[illegible] of growing consumer demand. If you share our vision, please join the us and help make it a reality!

A letter from the founders:

"Now is a great time to be a health and wellness brand. Niveau Smart Energy is disrupting the energy drink market with an approach that is **focused on health and social consciousness.**


SMART
ENERGY
M I X E R
oz. (59 mL)

Initially we launched a product that would provide people with nonalcoholic options in their social lives at restaurants, bars and clubs. Non-drinkers would have an option to make them feel healthy and included among their (perhaps partying) peers.

Our idea has since evolved into what we believe is the **most versatile** energy product on the market. There is no right or wrong way to drink Niveau Smart Energy. Drink it straight, over ice, or mixed in any beverage. Drink Smart Energy in the morning before going to the gym, in the afternoon at work, in the evening while out and about with friends, or the next day to help re-hydrate after a long night.

Thank you for taking the time to learn about our company. We hope you will join us on the next chapter of our story."

Founders
Elliott & Marielle

Investment
Minimum investment: $150

$1.00 /share | When you invest you are betting the Company's future value will exceed $5,000,000.


SMART
ENERGY
M I X E R
NON-ALCOHOLIC
CITRUS BLEND

Perks
In addition to the perks below, every investor will receive a free 4 pack of Niveau Smart Energy!

500+
Founders edition: 2 signed bottles 750ML Bottles of Smart Energy 750ML

$1,000+
Two invitations to lunch with the founders, location TBD. (Travel not included)

$2,500+
VIP invitation to every Niveau event.

$5,000+
Invitation to annual investor event including business update, tour one of our production facilities and tasting of new flavors and products we are currently working on.

People Love Smart Energy!

*"I ordered this product because I am on a diet and need to lose 20 lbs by summer. This one appealed to me because it has **zero calories** and it has **no sugars** or artificial flavors. I like that this gives you energy while enhancing your mood. I feel that a bad mood is such a waste of time and not fair to my family and friends. I drink a health smoothie for lunch everyday and I added this to it. I thought it made my smoothie taste amazing. It counteracted the taste of spinach in it."*

-Nicole


SMART
ENERGY

Niveau Smart Energy is Versatile

Sales Channels:

- Online (E-Commerce)
- Grocery Stores
- Gyms & Health Clubs
- Restaurants
- Bars and Clubs
- Airlines
- Hotels

And more...

Help


NIVEAU™
SMART ENERGY
SMART
ENERGY
MIXER
Drink it or Mix it.
SMART
ENERGY
MIXER

Help



Over Ice


JUICE

Mix It



Shoot It

Help

Drink It or Mix It

Drink it or mix it! Niveau Smart Energy is designed to hydrate and increase alertness and focus. Smart Energy is flexible -- enjoy it chilled over ice or mixed into any beverage. You can add Smart Energy to your favorite juice, smoothie, or cocktail! Check out some of our popular recipes below!


SMARTENERGY
Cran-blueberry
1 oz Niveau Smart Energy
1 oz Vodka
5 oz Cranberry
A handful of blueberries


Pican Punch
1 oz Niveau Smart Energy
1 oz Cane Rum
.5 oz pineapple juice
.5 oz pomegranate juice
.5 oz raspberry syrup
SMARTENERGY


SMARTENERGY
Smart and Simple
2 oz Niveau Smart Energy
2 oz ounces water


SMARTENERGY
Smart and Simple
2 oz Niveau Smart Energy
2 oz ounces water

Smart Ingredients

Attained from carefully chosen botanical elements and natural herbal extracts, Niveau Smart Energy is a complex formula engineered to give you all the energy you want without polluting your body!

Stevia	B Vitamins	Green Tea	Rhodiola	DMAE
• All natural • Zero calorie sweetener	• Used in cell metabolism	• Herbal extract • Rich in anti-oxidants	• Herbal extract • Mood enhancer	• Organic compound • Memory enhancer


LORNA
ACTIVEWEAR FOR
$30
End of CLASS Challenge
LORNA JA
SMART ENERGY

The Energy Drink Market Today

The non-alcoholic beverage industry in US Markets is currently estimated by the NY Times to have a **market cap of $135.4B.** Consumers are demanding healthier brands in response to obesity rates and scrutiny of the sugar industry. Research suggest that the non-alcoholic beverage industry will be driven by growth in smaller, emerging "Better-for-you brands."

The Energy drink category leaders have not responded to consumer demand for health and wellness space brands beyond sugar-free and reduced calorie versions. Niveau Smart Energy is well positioned to capture health and wellness customers in the energy drink market.

Year by Year Growth

This timeline according to Statista depicts the dollar sales of energy drink beverages and shots in the United States in 2011 and provides a forecast for 2012 to 2015. In 2011, dollar sales of energy drink beverages and shots in the United States amounted to about 8.1 billion U.S. dollars. According to the source, it is estimated that category sales will increase to 13.5 billion US dollars by 2015.


Products and services segmentation (2016)
4.9%
Energy drink mixes
27.5%
Energy shots
67.6%
Energy drinks
Total $8.2bn
SOURCE: WWW.IBISWORLD.COM


$15B
$12.5B
$10B
$7.5B
$5B
$2.5B
0
$13.5 Billion in Sales in 2015
2011
2012
2013
2014
2015
Dollar Sales of Energy Drink Beverages and Shots in the U.S.

July 2015



Niveau Brands, Inc.

Niveau Brands Incorporates and prepares to launch.

September 2015



First Restaurant to Place Us on Their Menu!

Oakland California fine dinning establishment, Pican, is happy to provide a healthy boost to is patrons.

October 2015

Amazon Prime Eligible

Introduced the world to our 2 oz mini bottles via Amazon.com!

December 2015



First East Coast Grocery Store

Rastelli's Market becomes the first grocery store to carry Niveau Smart Energy on the east coast. As a California company with east coast founders, we were very excited!

January 2016


SMART ENERGY

Introduced New Packaging

We expanded our 12 pack offering by adding a 4 pack as well as a 24 pack.

March 2016

Secured 12K Inventory Loan

First Inventory Loan.

October 2016

12K Loan Repaid

Repaid 12K inventory Loan and successfully obtained our second inventory loan of 30,000.

February 2017

Walmart.com Launch

Part of our e-commerce penetration initiative.

April 2017

Niveau Launches on StartEngine

Niveau Launches their Regulation Crowdfunding campaign o StartEngi

Help

Help

In the Press

FOOD&BEVERAGE MAGAZINE

Beverage daily

SHOW MORE

Help

Meet the Founders





Elliott Johnson

CEO

Elliott is a Strategic Visionary with business development and analytical expertise who focuses on growing the profits of the company. Elliott is the Co-Founder and CEO of Niveau Brands. He is responsible for the overall success of Niveau since its inception in 2015. His duties are, but not limited to, sales, supply chain management, and coordinating marketing efforts of the team. As a former Computer Programmer/Database analyst he transitioned into the world of Business Development and Sales. As head of business development of EnjoyFresh Inc., a Food Tech startup(DEC 2015 - Present), Elliott works directly with the CEO to develop market penetration strategies, and execution of sales plans. Prior to working in Food Tech, Elliott worked in the exciting world of logistics with Modern Express Courier from Jan 2014 to Dec 2015. As VP of Business Development Elliott helped increase profits by not only adding new sales opportunities, but also re-negotiating contracts with vendors. Fun fact: Lost 100 lbs through diet and exercise

Marielle Wardell

Vice President

Marielle is a Mathematics enthusiast with an MBA from Santa Clara University. As Co-Founder of Niveau Brands, Marielle launched the company in July 2015. Her focus is helping Niveau Brands reach its goals thru excellent operations, logistics, and financial management. Marielle graduated from Harvey Mudd College with a BS in Mathematics in 2008, where she served on student government as Social Co-Chair and delivered the 2008 student commencement speech. She completed the MBA program at Santa Clara University in 2014. As of December 2015, Marielle currently works as a Director of Human Resources for a premium work-space furniture provider. Prior to this role(Jul 2013 - Aug 2016) she worked as a Facilities Operations Manager at Modern Express Courier, where she was responsible for strategic development for a high volume same day delivery service.

And the Rest of the Team



Antonia Provost

Brand Ambassador

Antonia is for sure a positive light on our team. Her relationship skills, excitement and attention to detail help increase brand awareness and sales.



Susan Alvarez

Chief Creative Officer

Susan is responsible for the overall look and feel of Niveau Brands. Susan's experience includes interactive, TV, print, brand design and comic relief while working on deadlines.



Andrey Vinogradsky

Advisor

Andrey brings over 15 years of retail experience. He has and continues to prove instrumental in developing short and long-term distributor and retail partnerships.

Offering Summary

Niveau Brands, Inc. (the “Company”) is offering up to One Hundred Thousand (100,000) shares of its Common Stock on a “best efforts” basis. The offering may continue until the earlier of May 24, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at One Dollar ($1.00) per share for the first ten (10) days of this offering, and thereafter at One Dollar Twenty Five Cents $1.25) per share.

Our target offering amount is Ten Thousand Dollars ($10,000). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

Help

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investmen[t] decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not bee[n] recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Help

Updates

Follow Niveau Brands Inc. to get notified of future updates!

Comments (0 total)

Add a public comment...

Help

Post

start engine

©2017 All Rights Reserved

IMPORTANT MESSAGE: www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of two types:

Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings.
Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC.
Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors: Investment opportunities posted and accessible through the site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

Help